ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 22, 2020	Sarah Clinton T +1 617 951 7375 sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Disclosure Review and Accounting Office

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Christopher R. Bellacicco

Re:	Blackstone Alternative Investment Funds (File Nos. 811-22743 and 333-185238) (the “Registrant” or the “Trust”)

Ladies and Gentlemen:

On July 13, 2020, Mr. Christopher Bellacicco of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Sarah Clinton and Janet Kim of Ropes & Gray LLP, the Trust’s counsel, in connection with the Staff’s review of Post-Effective Amendment No. 31 under the Securities Act of 1933, as amended, and Amendment No. 35 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed on May 29, 2020, relating to Blackstone Alternative Multi-Strategy Fund (the “Fund”), a series of the Trust.

Mr. Bellacicco requested that the Registrant’s responses be provided in writing via EDGAR correspondence. Accordingly, the Staff’s comments, together with the Registrant’s responses thereto, are set forth below. Where the Registrant’s responses contemplate revisions to the language in the Trust’s Registration Statement, draft language has been included with the Registrant’s responses.

1.

Comment: The section entitled “Principal Investment Risks—Multi-Strategy Strategies” in the Fund’s prospectus states, “In accordance with a separate exemptive order that the Fund and the Adviser have obtained from the SEC, the Board of Trustees may approve a new sub-advisory agreement or a material amendment to an existing sub-advisory agreement at a meeting that is not in person, provided that the Trustees are able to participate in the meeting using a means of communication that allows them to hear each other simultaneously during the meeting.” Please clarify as to which exemptive order the Fund is referring.

July 22, 2020

Response: With respect to the above-referenced disclosure, the Registrant is referring to the order under Section 6(c) of the 1940 Act granting an exemption from Section 15(c) of the 1940 Act that was granted to the Trust and the Adviser on February 19, 2020 (Release Nos. 33801 (Order) and 33748 (Notice)) (https://www.sec.gov/rules/ic/2020/ic-33801.pdf).

2.

Comment: The Staff notes that while the disclosure entitled “Principal Investment Risks—California Carbon Allowance (CCA) Risk” in the Fund’s prospectus states that the Fund may invest in California Carbon Allowances (“CCAs”) or futures on CCAs, those instruments are not disclosed as part of the Fund’s principal investment strategies. If investments in CCAs are part of the Fund’s principal investment strategies, please include CCAs in the “Principal Investment Strategies” section of the Fund’s prospectus.

Response: The Registrant notes that, as disclosed in the “Principal Investment Strategies” section of the Fund’s prospectus, as a multi-strategy, multi-manager fund, the Fund may invest in “a broad range of instruments, markets, and asset classes. . . [including] equity securities, fixed income securities, and derivative and commodity instruments.” Because CCAs are treated as commodity interests, the Registrant believes that this language encompasses CCAs and futures on CCAs. However, in consideration of the Staff’s comment, for further clarity regarding the treatment of CCAs, the Registrant will amend the first sentence of the “Principal Investment Risks—California Carbon Allowance (CCA) Risk” disclosure as follows:

The Fund may invest in California Carbon Allowances (“CCAs”) or futures on CCAs, which generally are treated as commodity interests.

3.

Comment: The Staff notes that under “Conflicts of Interest Risk—Allocation of Investment Opportunities” in the Fund’s prospectus, the Registrant discloses that the Fund has received an exemptive order from the SEC allowing the Fund to co-invest with certain affiliates of its adviser and certain funds managed and controlled by the adviser and its affiliates, subject to certain terms and conditions. If such co-investments will be part of the Fund’s principal investment strategies, please include disclosure regarding co-investments in the “Principal Investment Strategies” section of the prospectus.

Response: The Registrant notes that it does not expect these types of co-investments to represent a significant part of the Fund’s strategy.

4.

Comment: In the Average Annual Total Returns table in the “Performance” section of the Fund’s prospectus, please include 5-year performance information for Class I Shares pursuant to Item 4(b)(2)(iii) of Form N-1A.

Response: The Registrant will include 5-year performance information for Class I Shares and Class D Shares in the Average Annual Total Returns table, as follows:

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July 22, 2020

Class I	5 Years

Return Before Taxes	3.41%

Return After Taxes on Distributions	2.62%

Return After Taxes on Distributions and Sale of Fund Shares	2.33%

HFRX Global Hedge Fund Index (reflects no deductions for fees, expenses, or taxes)	1.19%

MSCI World Index TR (reflects no deductions for fees, expenses, or taxes)	9.35%

Bloomberg Barclays Global Aggregate Bond Index (reflects no deductions for fees, expenses, or taxes)	3.05%

Class D	5 Years

Return Before Taxes	3.09%

HFRX Global Hedge Fund Index (reflects no deductions for fees, expenses, or taxes)	1.19%

MSCI World Index TR (reflects no deductions for fees, expenses, or taxes)	9.35%

Bloomberg Barclays Global Aggregate Bond Index (reflects no deductions for fees, expenses, or taxes)	3.05%

5.

Comment: The Staff notes that the Registrant newly included the disclosure “Additional Information of Investment Techniques of the Fund and Related Risks—Employee and Service Provider Misconduct” in the Fund’s Statement of Additional Information. Please provide an explanation as to what prompted the Registrant to include this new risk disclosure.

Response: The Registrant added the “Employee and Service Provider Misconduct” risk disclosure to the Statement of Information not in response to any particular incident, but in connection with a general assessment of the potential risks of an investment in the Fund. The Registrant notes that the Fund relies upon the performance of a number of sub-advisers and other service providers, alongside a large team of adviser employees, to perform certain functions, which may include functions that are integral to the Fund’s operations and performance. The disclosure is intended to address the fact that unanticipated misconduct by those service providers and employees could cause significant losses to the Fund.

July 22, 2020

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If you have any questions concerning the foregoing, please call me at 617-951-7375.

Sincerely,

/s/ Sarah Clinton

Sarah Clinton

cc:	Kevin Michel, Blackstone Alternative Asset Management L.P.

James E. Thomas, Ropes & Gray LLP

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